UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32327

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOSAIC INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Mosaic Company

Atria Corporate Center - Suite E490

3033 Campus Drive

Plymouth, MN 55441

763-577-2700

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Mosaic Investment Plan (FKA IMC Global Inc. Profit Sharing and Savings Plan) (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota
June 29, 2007

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value	$324,745,355	292,843,450

Receivables:
Participant contributions	201	56,763
Employer contributions	8,879,414	11,150,064

Total receivables	8,879,615	11,206,827

Net assets available for benefits, at fair value	333,624,970	304,050,277

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	682,424	888,104

Net assets available for benefits	$334,307,394	304,938,381

See accompanying notes to financial statements.

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income:
Interest and dividends	$13,050,503	9,573,369
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	19,725,609	8,233,144
Mosaic Stock Fund	7,660,553	(2,537,213)

Total investment income	40,436,665	15,269,300

Contributions:
Participants	11,962,392	15,887,828
Employer	14,104,878	16,514,930

Total contributions	26,067,270	32,402,758
Net transfers from other plans	—	61,693,878
Asset transfers from Mosaic Union Savings Plan	1,686,463	—

Other	10,727	17,033

Total additions	68,201,125	109,382,969

Deductions:
Benefits paid	38,231,274	24,495,629
Asset transfers to Mosaic Union Savings Plan	483,178	188,225
Administrative fees	117,660	54,064

Total deductions	38,832,112	24,737,918

Net increase	29,369,013	84,645,051

Net assets available for benefits:
Beginning of year	304,938,381	220,293,330

End of year	$334,307,394	304,938,381

See accompanying notes to financial statements.

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

The following description of the Mosaic Investment Plan (FKA IMC Global Inc. Profit Sharing and Savings Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established on March 1, 1988. The Plan is a defined-contribution plan maintained by The Mosaic Company (the Company) for eligible U.S. salaried and nonunion hourly employees. Employees are eligible to participate in the Plan immediately upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2005, the Plan was renamed the Mosaic Investment Plan and participants’ Plan assets were transferred from Putnam Fiduciary Trust Company to Vanguard Fiduciary Trust Company, whereupon some investment options changed. Vanguard Fiduciary Trust Company became the new service provider and trustee for the Plan.

(b)	Background

Effective January 1, 1998, the Company added a profit-sharing provision to the Plan. The Plan became the primary retirement vehicle for all employees not covered by a collective bargaining agreement who were either: (1) not participants in a Company-sponsored qualified defined benefit pension plan or (2) hired on or after January 1, 1998. Employees who were participants in the qualified defined-benefit pension plan as of December 31, 1997 were given the option of remaining in such plan or becoming a participant in the profit-sharing feature of this Plan effective January 1, 1998.

Effective January 1, 2003, certain participants in the qualified defined-benefit pension plan who elected, or were deemed to have elected prior to January 1, 1998, to remain in the qualified defined-benefit pension plan or become a participant in this Plan commenced participation in the profit-sharing feature of this Plan.

Effective January 1, 2005, a portion of the Cargill Partnership Plan assets, which covered certain employees of Cargill, Incorporated and its affiliates who were employed with the Company, were spun off into this Plan. The net assets transferred into the Plan during 2005 were $61,693,878.

(c)	Contributions

The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions from 1% to 50% of participants’ eligible pay [subject to Internal Revenue Service (IRS) limits] in before-tax dollars, after-tax dollars, or a combination of both. Additional before-tax “catch-up” contributions are allowed above the IRS annual dollar limit for employees at least age 50 or who will reach age 50 during a given calendar year. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2006 and 2005

(IRC). For the years ended December 31, 2006 and 2005, the Company matched up to 6% of a participant’s eligible pay as follows: $1 for every $1 a participant contributes to the Plan, up to the first 3% of a participant’s eligible pay and $0.50 for every $1 that a participant contributes to the Plan on the next 3% of a participant’s eligible pay. The Company also makes a profit-sharing contribution, subject to certain limitations and requirements. All or any portion of the profit-sharing or Company matching contributions initially deposited to the Mosaic Stock Fund may be in the form of cash or shares of Company common stock. Generally, a participant must be employed on the last day of the Plan year to be eligible for profit-sharing contributions.

Participants may roll over their vested benefits from other qualified benefit plans to the Plan.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company contributions and (b) Plan earnings and is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(e)	Administrative Expenses

Administrative expenses are to be paid by the Plan but may be paid by the Company.

(f)	Investment Programs

In 2004, the Plan’s investments were administered by Putnam Fiduciary Trust Company. Effective January 1, 2005, the Plan’s investments are administered by Vanguard Fiduciary Trust Company. Participants can choose from among eleven investment funds.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

(g)	Vesting

Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Participants are vested in the Company profit-sharing portion of their account after either five years of service, attaining age 65, or death while an employee. Forfeitures of nonvested participant accounts are used first to restore profit-sharing accounts for re-employed employees who are entitled to have forfeitures restored and are then used to offset Company profit-sharing contributions. In 2006 and 2005, employer contributions were reduced by $229,678 and $141,066, respectively, from forfeited nonvested accounts.

In the event a former IMC employee who directly transferred to the Company was involuntarily terminated from employment other than for cause within 24 months of the October 22, 2004 business combination between IMC Global Inc. and Cargill’s Crop Nutrition Business unit, the employee became 100% vested in his/her profit sharing account. In the event an employee voluntarily terminates employment or is terminated for cause and he/she has not met the Plan’s vesting requirement, the employee’s profit sharing account will be forfeited.

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2006 and 2005

(h)	Withdrawals

Participants may withdraw their vested account balance upon termination of employment. Under certain conditions of financial hardship, participants working for the Company may withdraw certain funds, but their participation in the Plan will be suspended for six months. Certain withdrawals are available after age 59 1/2 or in the event of disability. Additionally, while still employed, in-service withdrawals are available subject to certain requirements and limitations.

Subject to potential IRS penalties, participants who terminate their employment and have a vested account balance in excess of $5,000 may receive their distribution in a lump sum or installments that commences immediately after termination or a later date, but no later than age 70½. Participants may be entitled to additional forms of payment or may need to obtain spousal consent to a distribution or withdrawal if the participant had an account balance from another qualified plan, that plan was maintained by a company that was acquired by the Company, and the participant’s account balance was transferred to this Plan.

(i)	Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant’s account. Generally, loan payments are made by payroll deductions. The loan interest that will be charged for both general purpose and residential loans is calculated on a monthly basis using the prime rate, as quoted in The Wall Street Journal, plus 1%.

(j)	Plan Termination

Although it has not expressed any interest to do so, the Company reserves the right under the Plan to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies

(a)	Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of mutual and common collective trust funds is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost, which approximates fair value.

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2006 and 2005

(b)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(c)	Adoption of New Accounting Standard

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires that investment contracts held by defined-contribution plans be reported at fair value. However, the FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. This FSP is effective for financial statement periods ending after December 15, 2006. If comparative financial statements are presented, the guidance in this FSP is applied retrospectively to all prior periods presented.

The Plan invests in a common collective trust fund, Vanguard Retirement Savings Trust, which owns fully benefit-responsive investment contracts. As a result of the implementation of this FSP, the Plan reflected the Vanguard Retirement Savings Trust fund at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contract of $682,424 and $888,104 as of December 31, 2006 and 2005, respectively, in the accompanying Statements of Net Assets Available for Benefits.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e)	Reclassifications

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2006 and 2005

(3)	Significant Investments

Individual investments that represent 5% or more of net assets available for benefits were as follows:

	December 31
	2006	2005
Mutual funds:
Vanguard 500 Index Inv	$40,869,559	35,603,212
Vanguard PRIMECAP Fund	46,222,448	41,413,494
Vanguard Total Int’l Stock Inx	30,257,384	17,782,598
Vanguard Windsor II Fund	44,708,887	42,582,433
Vanguard LifeSt Mod Growth	17,614,329	13,131,175
T. Rowe Price Small Cap Stock	21,202,034	21,267,383
Common collective trust funds:
Vanguard Retirement Savings Trust	70,918,447	67,332,059
Mosaic Stock Fund	18,713,344	25,174,679

(4)	Federal Income Tax Status

The Plan has received a determination letter from the IRS dated September 18, 2002 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and is tax-exempt.

(5)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, benefits paid to participants, and investment income per the financial statements to the Form 5500:

2006
Net assets available for benefits per the financial statements	$334,307,394
Deemed distributions of participant loans	(47,760)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(682,424)

Net assets available for benefits per the Form 5500	$333,577,210

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2006 and 2005

2006
Benefits paid to participants per the financial statements	$38,231,274
Deemed distribution of participant loans at December 31, 2006	47,760

Benefits paid to participants per the Form 5500	$38,279,034

2006
Total additions per the financial statements	$68,201,125
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(682,424)

Total income per the Form 5500	$67,518,701

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

A portion of the Plan’s net assets is invested in the common stock of the Company. The underlying value of the Company common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

SUPPLEMENTAL SCHEDULE

MOSAIC INVESTMENT PLAN (FKA IMC GLOBAL INC.

PROFIT SHARING AND SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issuer	Description	Number of shares	Current value
PIMCO	PIMCO Total Return Bond	1,593,971	$16,545,420
T. Rowe Price Trust Company	T. Rowe Price Small Cap Stock	619,399	21,202,034
Vanguard Fiduciary Trust Company*	Vanguard 500 Index Inv	312,961	40,869,559
	Vanguard LifeSt Conserv Growth	295,932	4,909,505
	Vanguard LifeSt Growth Fund	365,692	8,729,065
	Vanguard LifeSt Mod Growth	865,144	17,614,329
	Vanguard PRIMECAP Fund	670,376	46,222,448
	Vanguard Total Int’l Stock Inx	1,712,359	30,257,384
	Vanguard Windsor II Fund	1,286,587	44,708,887
	Vanguard Retirement Savings Trust	71,600,871	70,918,447
The Mosaic Company*	Mosaic Stock Fund	876,093	18,713,344
Loans to participants*	Varying maturities with interest rates ranging from 5% to 10.5%		4,054,933

			$324,745,355

*	Indicates party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the People Working Group of The Mosaic Company and on the dates indicated.

Signature	Title	Date

/s/ Norman B. Beug
Norman B. Beug	People Working Group	June 29, 2007

/s/ Tony Brausen
Tony Brausen	People Working Group	June 29, 2007

/s/ Sean Butler
Sean Butler	People Working Group	June 29, 2007

/s/ Bo Davis
Bo Davis	People Working Group	June 29, 2007

/s/ Rick McLellan
Rick McLellan	People Working Group	June 29, 2007

/s/ Dennis Orke
Dennis Orke	People Working Group	June 29, 2007

/s/ Dave Spokowski
Dave Spokowski	People Working Group	June 29, 2007

/s/ Brian Warren
Brian Warren	People Working Group	June 29, 2007

S-1

Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
23	Consent of KPMG LLP, independent registered public accounting firm		X

E-1